EXHIBIT 99.1

Teck Reports Unaudited First Quarter Results for 2021

Delivering on Our Key Priorities

VANCOUVER, British Columbia, April 27, 2021 (GLOBE NEWSWIRE) -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited first quarter results for 2021.

“Strong first quarter operational performance, in line with plan, and higher commodity prices contributed to a very solid start to 2021,” said Don Lindsay, President and CEO. “We achieved major milestones for our priority projects, including surpassing the half-way point at our flagship QB2 copper growth project and moving into the commissioning phase of our Neptune steelmaking coal terminal upgrade. We remain absolutely focused on implementing the necessary protocols to mitigate transmission of COVID-19 and protect the health and safety of our people and local communities.”

Highlights

  Adjusted profit attributable to shareholders1 of $326 million or $0.61 per share in Q1 2021, an increase of 247% compared to the same period last year.
  Adjusted EBITDA1 of $967 million in Q1 2021, an increase of 59% compared to the same period last year.
  Overall QB2 project progress surpassed the half-way point in April.
  Our Neptune port upgrade is now in the commissioning phase and ramp-up will continue as planned. To date 18 vessels have been loaded using the new outbound system.
  Our operations continue to be resilient despite ongoing challenges associated with COVID-19, with production in line with plan across our business units and sales meeting our Q1 2021 guidance.
  Our copper business unit had a strong Q1 2021 with an increase in gross profit before depreciation and amortization1 of 76% compared to the same period last year, supported by an average realized copper price of US$3.92 per pound and copper production of 71,700 tonnes, in line with plan.
  Sales of steelmaking coal were 6.2 million tonnes in Q1 2021, with approximately 2 million tonnes sold to Chinese customers based on CFR China prices, which were significantly higher than FOB Australia prices.
  Teck Coal Limited has resolved Fisheries Act charges in connection with discharges of selenium and calcite from our steelmaking coal operations in the Elk Valley of British Columbia in 2012.
  The Elkview Saturated Rock Fill (SRF) was successfully commissioned in Q1 2021, on schedule and below budget. The SRF is now treating and reducing selenium and nitrate and improving water quality in the receiving environment.
  Liquidity of $6.3 billion as at April 27, 2021.

Note:
1. Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section below for further information and reconciliation.

Financial Summary Q1 2021

Financial Metrics (CAD$ in millions, except per share data)	Q1 2021	Q1 2020
Revenues	$2,547	$2,377
Gross profit before depreciation and amortization[1]	$1,032	$776
Gross profit	$654	$398
Adjusted EBITDA[1]	$967	$608
Profit (loss) attributable to shareholders	$305	$(312)
Adjusted profit attributable to shareholders[1]	$326	$94
Basic earnings (loss) per share	$0.57	$(0.57)
Diluted earnings (loss) per share	$0.57	$(0.57)
Adjusted basic earnings per share[1]	$0.61	$0.17
Adjusted diluted earnings per share[1]	$0.61	$0.17

Note:
1. Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section below for further information and reconciliation.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

  Overall project progress surpassed the half-way point in April;
  Pace of construction continues to trend upwards hitting new weekly records over the last month;
  The project continues to manage through the current COVID-19 wave in Chile; and
  First production continues to be expected in the second half of 2022.
  Click here for a photo gallery and click here for a video of construction progress on QB2.

Neptune Bulk Terminals – securing a low-cost reliable supply chain for our steelmaking coal business unit

  Our Neptune port upgrade project is now in the commissioning phase and ramp-up will continue as planned.
  To date 18 vessels have been loaded using the new outbound system. Click here for a video of the new rotary double dumper in operation.

Guidance

  There has been no change in our previously issued annual guidance, outlined in summary below. Our usual guidance tables, including three-year production
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guidance, can be found on pages 27 - 31 of Teck’s full first quarter results for 2021 at the link below.

2021 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	275 – 290
Zinc (000’s tonnes)	585 – 610
Refined zinc (000’s tonnes)	300 – 310
Steelmaking coal (million tonnes)	25.5 – 26.5
Bitumen (million barrels)	8.6 – 12.1
Sales Guidance – Q2 2021
Red Dog zinc in concentrate sales (000’s tonnes)	35 – 45
Steelmaking coal sales (million tonnes)	6.0 – 6.4
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)	$1.30 – 1.40
Zinc net cash unit costs (US$/lb.)	$0.40 – 0.45
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$59 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$36 – 39
Bitumen adjusted operating costs (CAD$/barrel)	$28 – 32

Click here to view Teck’s full first quarter results for 2021.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2021 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Wednesday, April 28, 2021. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

Reference:

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Marcia Smith, Senior Vice President, Sustainability and External Affairs: 604.699.4616

Use of Non-GAAP Financial Measures

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non- GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed

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by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States. These Non-GAAP Financial Measures are discussed below, as well as defined and reconciled, as applicable, to the relevant IFRS measure.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe adjusted profit helps us and readers better understand the results of our normal operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

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Profit (Loss) and Adjusted Profit

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Profit (loss) attributable to shareholders	$305	$(312)
Add (deduct) on an after-tax basis:
Asset impairment	—	474
COVID-19 costs	—	22
Environmental costs	(33)	(87)
Inventory write-downs (reversals)	(6)	27
Share-based compensation	10	(22)
Commodity derivative losses	15	15
Taxes and other	35	(23)

Adjusted profit attributable to shareholders	$326	$94
Adjusted basic earnings per share	$0.61	$0.17
Adjusted diluted earnings per share	$0.61	$0.17

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended March 31,
(Per share amounts)	2021	2020

Basic earnings (loss) per share	$0.57	$(0.57)
Add (deduct):
Asset impairment	—	0.87
COVID-19 costs	—	0.04
Environmental costs	(0.06)	(0.16)
Inventory write-downs (reversals)	(0.01)	0.05
Share-based compensation	0.02	(0.04)
Commodity derivative losses	0.03	0.03
Other	0.06	(0.05)

Adjusted basic earnings per share	$0.61	$0.17

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Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended March 31,
(Per share amounts)	2021	2020

Diluted earnings (loss) per share	$0.57	$(0.57)
Add (deduct):
Asset impairment	—	0.87
COVID-19 costs	—	0.04
Environmental costs	(0.06)	(0.16)
Inventory write-downs (reversals)	(0.01)	0.05
Share-based compensation	0.02	(0.04)
Commodity derivative losses	0.03	0.03
Other	0.06	(0.05)

Adjusted diluted earnings per share	$0.61	$0.17

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31
(CAD$ in millions)	2021	2020

Profit (loss)	$292	$(311)
Finance expense net of finance income	51	47
Provision for (recovery of) income taxes	209	(69)
Depreciation and amortization	378	378

EBITDA	930	45

Add (deduct):
Asset impairment	—	647
COVID-19 costs	—	44
Environmental costs	(46)	(121)
Inventory write-downs (reversals)	(10)	36
Share-based compensation	14	(30)
Commodity derivative losses	20	21
Other	59	(34)

Adjusted EBITDA	$967	$608

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Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2021	2020

Gross profit	$654	$398
Depreciation and amortization	378	378

Gross profit before depreciation and amortization	$1,032	$776

Reported as:
Copper
Highland Valley Copper	$202	77
Antamina	202	123
Carmen de Andacollo	47	60
Quebrada Blanca	11	3
Other	—	(1)

	462	262

Zinc
Trail Operations	43	11
Red Dog	125	158
Other	3	14

	171	183

Steelmaking coal	412	421

Energy	(13)	(90)

Gross profit before depreciation and amortization	$1,032	$776

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

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These forward-looking statements include, but are not limited to, statements concerning: estimated timing of first production from QB2; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; expectations regarding the Neptune Bulk Terminals facility upgrade, including benefits of the project; all guidance appearing in this document including but not limited to the production, sales, unit cost and other guidance.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; new curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather

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conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. QB2 construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. Zinc production may also be impacted by water levels at the Red Dog operation. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as our first quarter report dated April 27, 2021.

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